

March 29, 2013

<u>Via E-mail</u>
Peter Anthony Chiodo
Chief Executive Officer and President
Soul and Vibe Interactive Inc.
1660 South Hwy 100
Suite 500
St. Louis Park, MN 55146

> **Re: Soul and Vibe Interactive Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 18, 2013**
> **File No. 333-173056**

Dear Mr. Chiodo:

We have reviewed your amended filing and your response and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2.01 Completion of Acquisition or Disposition of Assets</u>
<u>Changes to the Business, page 3</u>

1. We note your response to prior comment 6. In your revised disclosure, you do not state how these three games were conceived and how you have been able to proceed with their development with limited financing and only one employee. Please further amend your filing to include this information.

<u>Licensing, page 6</u>

2. We note your response to prior comment 9. Please be advised that any review of your application for confidential treatment will be performed separately and that comments to

this application, if any, will be issued under separate cover.

Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 18

3. Please revise your disclosure provided in response to comment 14 to disclose that if you did not receive a commitment for the smallest amount acceptable, $500,000, how long you expect to be able to remain in operations without any funding.

4. We note your response to prior comment 15. Exhibit 10.4 appears to have been omitted from your filing. Please amend your filing to include this exhibit.

Exhibit 99.2

Pro Forma Consolidated Financial Statements
Note 2 – Discontinued Operations, page 20

5. Please revise your disclosure provided in response to comment 24 to describe the expected manner and timing of disposing these operations and if the carrying value of inventory you have classified as assets from discontinued operations is recoverable or not. Also, the total assets amount disclosed here does not agree with the pro forma consolidated balance sheet amount. Please revise to eliminate this inconsistency.

Form 8-K/A Dated February 14, 2013
Item 4.01 Changes in Registrant's Certifying Accountant

6. Refer to your response to comment 26. We believe that the phrase, "date here to" maybe clearer with the actual date. Please amend your filing to clearly state that there were no disagreements with M&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure through February 13, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP
        60 Broadway, 32nd Floor
        New York, New York 10006